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                                                                     Exhibit 7.2

RICHARD M. OSBORNE
8500 Station Street, Suite 113
Mentor, Ohio 44060


September 30, 2004

David A. Cerotzke
President and Chief Executive Officer
Energy West, Incorporated
1 First Ave. South
PO Box 2229
Great Falls, MT 59401-2229

Dear David:

As you know, yesterday, September 29, 2004, Energy West, Incorporated announced that it will be unable to timely file its annual report with the SEC for the fiscal year ended June 30, 2004 because of errors in the company's accounting methodologies uncovered by the 2004 audit. The company stated that it will likely have to restate its financials for fiscal 2002, 2003 and the first three quarters of fiscal 2004. The company admitted that the financial statements for the effected periods should not be relied upon because of the errors they contain. Although the magnitude of the restatement is not yet known, the company indicated in its press release that net income for those periods may be reduced by as much as $1.3 million.

By way of background, although Energy West has not yet released a detailed analysis of the accounting errors, the issue arose in fiscal 2002 when the company terminated derivative contracts it had with Enron. The company then entered into new gas purchase and sale contracts that it erroneously classified as "normal" contracts when it should instead have reported them at fair value, referred to as "mark-to-market" valuation. This misclassification was not caught by the company's management, audit committee, auditors or attorneys, and has resulted in inaccurate financial statements for almost three years.

Last year I helped form the Committee to Re-Energize Energy West. In the committee's proxy statement we questioned the wisdom of terminating the Enron contracts because the immediate cost to the company was $5.4 million. The board responded that the company was able to terminate the Enron contracts "while incurring virtually no impact on earnings in fiscal 2002..." We now know that statement was false. I relied on Energy West's financial statements when I decided to invest in the company -- now these financial statements are admittedly unreliable.

The company's board seeks to assure us that the restatements will not affect Energy West's cash flows or cash positions, but the stark truth remains that the company failed to

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apply the correct accounting rules, resulting in financial misstatements. The company's senior financial management members responsible for these misstatements are no longer with Energy West. Thus, responsibility must be accepted by those members of the board who were in a position to address the matter when the errors first arose. Due to the serious nature of these errors, I believe the three long-time members of the board -- G. Montgomery Mitchell, who has served as chairman of the board since 2001 and a director since 1984, Richard J. Schulte, chairman of the audit committee and a director since 1997, and David A. Flitner, a director since 1988 -- should immediately step down from the board. The financial reporting errors occurred on their watch and they should not remain at the helm.

Because of our proxy campaign I was appointed to Energy West's board along with Thomas J. Smith. With our input, you joined the company as president and CEO. While we are very pleased with the progress you are making, it is now time for further change. New directors should be appointed to the board to provide a fresh perspective. In addition, in order to fulfill its fiduciary duties, the board must form an independent committee to investigate this matter in order to obtain a thorough understanding of all of the issues relating to the restatement, including the magnitude of the errors and the failures in the process that allowed these errors to occur. This course of action is also critical to ensure that Energy West does not have similar reporting failures in the future and is able meet its obligation under Rule 404 of the Sarbanes-Oxley Act. I would be pleased to serve as chairman of the committee.

I want to emphasize my continued commitment to Energy West in this difficult time. As you know, Tom Smith and I have agreed to defer our board fees until the stockholders' dividend is restored, although the other directors, other than Andrew I. Davidson, who is taking his fees in stock, have refused to follow suit. We have always sought, and will continue to seek, to do what is best for the company and to maximize value for all stockholders.

You should be aware that under applicable SEC rules, I am required to file this letter with the SEC with my Schedule 13D. Please feel free to share my thoughts with the other directors. I am available to discuss this matter at your convenience.

Sincerely,


/s/ Richard M. Osborne
Richard M. Osborne